SCHEDULE 13G

Amendment No. 2
Natural Microsystems Corporation
common stock
Cusip # 638882100

Cusip # 638882100
Item 1:	Reporting Person - FMR Corp.
Item 4:	Commonwealth of Massachusetts
Item 5:	0
Item 6:	0
Item 7:	5,209,401
Item 8:	0
Item 9:	5,209,401
Item 11:	14.068%
Item 12:	    HC

Cusip # 638882100
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	5,209,401
Item 8:	0
Item 9:	5,209,401
Item 11:	14.068%
Item 12:	IN

Cusip # 638882100
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	5,209,401
Item 8:	None
Item 9:	5,209,401
Item 11:	14.068%
Item 12:	    IN


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		Natural Microsystems Corporation

Item 1(b).	Name of Issuer's Principal Executive Offices:

		100 Crossing Boulevard,
		Framingham, MA  01702

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		common stock

Item 2(e).	CUSIP Number:

		638882100

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-
2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	5,209,401

	(b)	Percent of Class:	14.068%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:	0

	(ii)	shared power to vote or to direct the vote:	0

	(iii)	sole power to dispose or to direct the disposition of:
	5,209,401

	(iv)	shared power to dispose or to direct the disposition of:
	0



Item 5.	Ownership of Five Percent or Less of a CommonStock.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Natural Microsystems Corporation. The interest of one person, Fidelity Growth Company Fund, an investment company registered under the Investment Company Act of 1940, in the common stock of Natural Microsystems Corporation, amounted to 3,641,398 shares or 9.834% of the total outstanding common stock at December 31, 2000.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A, B.

Item 8.	Identification and Classification of Members of the Group.

	Not Applicable. See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with FMR Corp.'s beneficial ownership of the common stock of Natural Microsystems Corporation at December 31, 2000 is true, complete and correct.

	February 14, 2001
Date


	/s/Eric D. Roiter
Signature


	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 5,209,401 shares or 14.068% of the common stock outstanding of Natural Microsystems Corporation ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of common stock of Natural Microsystems Corporation owned by the investment companies at December 31, 2000 included 610,118 shares of common stock resulting from the assumed conversion of $38,513,000 principal amount of NATURAL MICRO 5% CSD 10/15/05 (15.842 shares of common stock for each $1,000 principal amount of debenture).

	The ownership of one investment company, Fidelity Growth Company Fund, amounted to 3,641,398 shares or 9.834% of the common stock outstanding. Fidelity Growth Company Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 5,209,401 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. and Abigail P. Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.


 .


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 14, 2001, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Natural
Microsystems Corporation at December 31, 2000.

FMR Corp.

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of FMR Corp. and its direct and indirect
	subsidiaries

Edward C. Johnson 3d

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Edward C. Johnson 3d

Abigail P. Johnson

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Abigail P. Johnson

Fidelity Management & Research Company

By   /s/Eric D. Roiter
	Eric D. Roiter
	Senior V.P. and General Counsel

	Fidelity Growth Company Fund

By   /s/Eric D. Roiter
	Eric D. Roiter
	Secretary